SEC FILE NUMBER: 001-14778

CUSIP NUMBER: 834223 505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                         .

PART I — REGISTRANT INFORMATION

Soligenix, Inc.

Full Name of Registrant

Former Name if Applicable

29 Emmons Drive, Suite B-10

Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Soligenix, Inc. (the “Registrant”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q”) by the prescribed filing deadline without unreasonable effort or expense. Following discussions between the Registrant and its independent registered public accounting firm, the Registrant had to engage a valuation firm very near the filing deadline for the Form 10-Q to account for fair value, following amendment, of the Loan and Security Agreement (the “Loan Agreement”) dated December 15, 2020 with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P. (collectively, the “Lenders”), and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and Lenders. The amendment of the Loan Agreement was reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2023. The Registrant believes that the valuation report for the Loan Agreement, as amended, will be delivered prior to the expiration of the extension period. Accordingly, the Registrant expects to file the Form 10-Q within the extension period.

A letter from the valuation firm indicating that it is unable to provide the valuation report until after August 14, 2023, as required by Rule 12b-25(c), accompanies this Form 12b-25 as an exhibit.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan Guarino, Chief Financial Officer, Senior Vice President and Corporate Secretary	(609)	538-8200

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes  ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOLIGENIX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Jonathan Guarino
	Name:	Jonathan Guarino
	Title:	Chief Financial Officer, Senior Vice President and Corporate Secretary

August 11, 2023

Soligenix, Inc.

Attention: Jonathan Guarino, Chief Financial Officer

29 Emmons Drive

Suite B-10

Princeton, NJ 08540

Re:	Fair Valuation of Loan and Security Agreement

Dear Mr. Guarino:

As you are aware, on the date hereof, we were engaged by Soligenix, Inc. (the “Company”) to provide a fair value valuation of the Loan and Security Agreement dated December 15, 2020, as amended on April 19, 2023, between the Company and Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P. (collectively, the “Lenders”), and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and Lenders. As a result of the time it will take to perform the work necessary to prepare such a valuation, we will be unable to deliver the valuation report to the Company until after August 14, 2023.

Should you have any questions with respect to the foregoing, please contact the undersigned at 800.849.7010.

Very truly yours,

OBJECTIVE VALUATION, LLC